NEWS RELEASE

New York - AG	August 6, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results

Vancouver, BC, Canada - First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2020. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2020 HIGHLIGHTS
(compared to Q2 2019)
•Revenues of $34.9 million, representing a 58% decrease due to limited operations during the quarter in response to COVID-19 and the decision to stockpile metal inventory in an effort to maximize future profits
•At quarter end, the Company held approximately 970,000 ounces of silver and 6,000 ounces of gold in metal inventory which were subsequently sold and will be recognized as revenue in the third quarter for $25.0 million
•Reduced cash costs by 2% to $6.73 per payable silver ounce
•All-in sustaining costs (“AISC”) of $18.57 per payable silver ounce, representing a 26% increase primarily due to higher fixed overhead costs being divided over less ounces produced due to the COVID-19 related shutdowns
•Mine operating earnings of ($7.8) million after incurring $9.2 million in standby costs during the quarter, compared to earnings of $4.2 million in Q2 2019
•Net earnings of ($10.0) million was impacted due to the suspension of operations and the decision to stockpile metal inventory
•Adjusted EPS of ($0.10) after excluding non-cash and non-recurring items
•Cash flow per share of ($0.08) (non-GAAP)
•Ended the quarter with $95.2 million in cash and cash equivalents; as of August 4, 2020, the Company held $128.0 million in cash and cash equivalents

“Obviously the second quarter for many industries, including the mining sector in Mexico, was negatively impacted by government mandated closures. We are glad most of these negative impacts are now behind us as our operations regain pre-COVID production rates,” stated Keith Neumeyer, President and CEO. “Our decision to withhold a significant amount of silver and gold at quarter end proved to be the right decision. These inventoried ounces noticeably impacted revenues, costs, cash flows and earnings in the second quarter. However, the subsequent sale of these ounces will have a significant positive impact adding $25.0 million to our third quarter revenues. In addition, due to the multi-year highs in the silver price and record gold prices, the Company is reviewing opportunities to potentially restart some of our suspended mining operations.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2020-Q2	2020-Q1	Change Q2 vs Q1	2019-Q2	Change Q2 vs Q2
Operational
Ore Processed / Tonnes Milled	333,559	599,142	(44%)	736,896	(55%)
Silver Ounces Produced	1,834,575	3,151,980	(42%)	3,193,566	(43%)
Silver Equivalent Ounces Produced	3,505,376	6,195,057	(43%)	6,410,483	(45%)
Cash Costs per Ounce (1)	$6.73	$5.16	30%	$6.84	(2%)
All-in Sustaining Cost per Ounce (1)	$18.57	$12.99	43%	$14.76	26%
Total Production Cost per Tonne (1)	$78.78	$82.41	(4%)	$77.93	1%
Average Realized Silver Price per Ounce (1)	$17.33	$17.36	0%	$14.80	17%

Financial (in $millions)
Revenues	$34.9	$86.1	(59%)	$83.7	(58%)
Mine Operating (Loss) Earnings	($7.8)	$21.1	(137%)	$4.2	NM
Net (Loss) Earnings	($10.0)	($32.4)	69%	($12.0)	17%
Operating Cash Flows before Movements in Working Capital and Taxes	($16.4)	$23.3	(170%)	$17.7	(193%)
Cash and Cash Equivalents	$95.2	$145.2	(34%)	$94.5	1%
Working Capital (1)	$114.2	$139.8	(18%)	$129.5	(12%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.05)	($0.15)	69%	($0.06)	20%
Adjusted EPS (1)	($0.10)	$0.04	NM	($0.02)	NM
Cash Flow per Share (1)	($0.08)	$0.11	(170%)	$0.09	(189%)
"NM" - Not meaningful
(1)  The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Q2 2020 FINANCIAL RESULTS
The Company realized an average silver price of $17.33 per ounce during the second quarter of 2020, representing a 17% increase compared to $14.80 in the second quarter of 2019 and remained relatively unchanged compared to $17.36 in the prior quarter.

Revenues generated in the second quarter totaled $34.9 million compared to $83.7 million in the second quarter of 2019. Revenues in the quarter were impacted by the temporary suspension of operations throughout most of April and May in response to the COVID-19 pandemic, as well as the withheld metal sales in anticipation of realizing higher silver and gold prices in the second half of 2020. At quarter end, the Company had approximately 970,000 ounces of silver and 6,000 ounces of gold in finished goods inventory (of which approximately 2,400 ounces of gold were committed under streaming agreements) which were sold and will be recognized as revenue in the third quarter for $25.0 million.

The Company realized mine operating earnings of ($7.8) million compared with mine operating earnings of $4.2 million in the second quarter of 2019. Mine operating earnings in the quarter were affected by decreased production as well as higher standby costs incurred during the temporary suspension of operations, as well as deferral of metal sales into the next quarter.

During the quarter, the Company incurred a total of $9.2 million in standby costs consisting of $7.2 million related to COVID-19 and $2.0 million related to the 13-day union work stoppage at San Dimas. In addition, the Company has granted paid leave to vulnerable employees as defined by the Mexican Ministry of Health, consisting of a list of conditions including anyone 60 years of age or older, workers with pre-existing conditions or compromised immune systems. Vulnerable workers currently account for approximately 18% of the Company's workforce at its three operating mines. The Company continues to support its vulnerable workers with base pay and medical services as needed while they are not working.

Earnings for the quarter was ($10.0) million (EPS of ($0.05)) compared to earnings of ($12.0) million (EPS of ($0.06)) in the second quarter of 2019.

Adjusted net earnings for the quarter was ($20.7) million (Adjusted EPS of ($0.10)) compared to ($3.6) million (Adjusted EPS of ($0.02)) in the second quarter of 2019, after excluding non-cash and non-recurring items such as the standby costs related to the COVID-19 suspensions.

Cash flow used in operations before movements in working capital and income taxes in the quarter was $16.4 million (($0.08) per share) compared to operating cash flow from operations of $17.7 million ($0.09 per share) in the second quarter of 2019.

Cash and cash equivalents at June 30, 2020 were $95.2 million while working capital was $114.2 million. As of August 4, 2020, the Company held $128.0 million in cash and cash equivalents.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s three producing silver mines.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	114,390	89,590	129,579	333,559
Silver Ounces Produced	1,102,931	222,100	509,544	1,834,575
Gold Ounces Produced	12,042	3,677	45	15,764
Silver Equivalent Ounces Produced	2,395,633	595,651	514,092	3,505,376
Cash Costs per Ounce	$3.77	$15.10	$9.38	$6.73
All-in Sustaining Cost per Ounce	$13.04	$24.71	$11.60	$18.57
Total Production Cost per Tonne	$129.67	$74.50	$36.80	$78.78

Total production in the second quarter 3,505,376 silver equivalents ounces, representing a 43% decrease compared to the prior quarter. Total production consisted of 1.8 million ounces of silver, 15,764 ounces of gold. In the first half of 2020, total silver equivalent production reached 9.7 million ounces, or approximately 44% of the Company’s guidance midpoint.

COSTS AND CAPITAL EXPENDITURES
Cash cost per ounce for the quarter was $6.73 per payable ounce of silver, an increase of 30% from $5.16 per ounce in the previous quarter. The increase in cash cost was primarily attributed to lower by-product credits at San Dimas and Santa Elena as a result of approximately 3,900 ounces of gold that were shipped but not yet sold at quarter end. Had the gold been sold at spot metal prices at the end of the quarter, it would have contributed an additional $4.1 million or $2.25 per ounce in by-product credits. The impact of reduced by-product credits on cash costs was partially offset by lower production costs due to the weaker Mexican Peso against the U.S. Dollar, of which the quarterly average rate decreased 18% compared to the previous quarter.

AISC in the second quarter was $18.57 per once compared to $12.99 per ounce in the previous quarter. The increase in AISC per ounce was primarily due to the increased cash cost and an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 42% less silver ounces produced during the quarter due to the COVID-19 suspensions.

Total capital expenditures in the second quarter were $16.0 million, primarily consisting of $5.2 million at San Dimas, $4.0 million at Santa Elena (including $1.6 million towards the Ermitaño project), $1.3 million at La Encantada and $5.5 million for strategic projects.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.
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